Tidelands Oil & Gas Corporation
                              1862 West Bitters Rd.
                              San Antonio, TX 78248
                               Tel. (210) 764-8642
                               Fax. (210) 764-2809

May 25, 2005

Jason Wynn
Securities & Exchange Commission
450 Fifth St., N.W.
Mail Stop 0405
Washington, D.C. 20549-0405

Re:      Tidelands Oil & Gas Corporation
         Form SB-2 filed December 17, 2004
         File No. 333-121398

Dear Mr. Wynn:

         Tidelands Oil & Gas Corporation, as Registrant, hereby requests acceleration of effectiveness of its registration statement on Form SB-2 (Commission File Number 333-121398) to 4:00 o'clock P.M. EST, May 27, 2005, or as soon as is practical. As set forth in Rule 461of the General Rules and Regulations of the Securities Act of 1933, the Registrant is aware of its obligations under the Securities Act of 1933.

         Additionally, the Registrant acknowledges the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Ward

Michael Ward
President